

 **BINDER**

This certifies that, pending issuance of policy number **6052121440** in the form described below, **Continental Insurance Company of New Jersey** is hereby binding the coverage described as follows:

Insured:

WBI Investments, LLC
331 NEWMAN SPRINGS RD STE 143,
RED BANK, NJ 07701-6767
732-842-4920

Producer

AMWINS INSURANCE BROKERAGE LLC
105 FIELDCREST AVE STE 200
EDISON, NJ 08837-3628
908-502-3105
Attn: CINDY EDWARDS

Policy Period: From 06/22/2025 to 06/22/2026

Binder Period: This binder remains in effect until the date policy is issued

Quote Number: 6052121440
Product: FI Bond Form No. 14   **Form:** TSB-5062-C

The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $2,000,000.

The Single Loss Limit of Liability applicable to each of Insuring Agreements (A), (B), (C) and (F) is $1,000,000 and the Single Loss Deductible applicable to each of Insuring Agreements (A), (B), (C) and (F) is $50,000.

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D) - Forgery or Alteration	$1,000,000	$50,000
Insuring Agreement (E) - Securities	$1,000,000	$50,000
Optional Insuring Agreements and Coverages:		
Audit Expenses Coverage Rider	$100,000	$5,000
Claims Expenses Coverage Rider	$100,000	$5,000
Asset Manager Fidelity Bond Enhancement Rider		
Client Capital Insuring Agreement	$1,000,000	$50,000
Computer to Computer Systems Fraud-Misappropriated Access Credentials	$1,000,000	$50,000
Computer to Computer Systems Fraud-Hacker or Interloper or Virus	$1,000,000	$50,000
Fraudulent Transfer Instructions-Funds Transfer Fraud	$1,000,000	$50,000
Data or Computer Programs- Destruction or Theft	$1,000,000	$50,000
Social Engineering Fraud Insuring Agreement	$1,000,000	$50,000

If **Not Covered** is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.



Premium: $4,000.00

Surcharges/Taxes: NONE

Endorsements Attached:

Endorsement Number	Ed. Date	Endorsement Name
CNA101003XX	06-2022	Audit Expenses Coverage Rider
CNA101013XX	06-2022	Amend Discovery Section Rider
CNA101015XX	12-2023	Amend Termination or Cancellation Section Rider
CNA101020XX	06-2022	Claim Expenses Coverage Rider
CNA101024XX	06-2022	Amend General Agreement B Additional Offices or Employees - Consolidation, Merger or Purchase of Assets - Notice Rider
CNA101027XX	06-2022	Amend Insuring Agreement A Fidelity (Third Party Benefit)
CNA101031XX	06-2022	Notice/Proof-Legal Proceedings Against Underwriter Rider
CNA101036XXC	06-2022	Amend Definition of Employee Rider (For Use With TSB 5062c)
CNA101044XX	06-2022	Unauthorized Signature Rider
CNA101052XX	06-2022	Amend Insuring Agreement (F) Counterfeit Money Rider
CNA101054XX	06-2022	Amend Definition Section Rider
CNA101070XX	03-2023	ERISA Dishonesty Coverage Rider
CNA105767XX	03-2023	Notice of Claim Rider
CNA106222XX	07-2023	Data Breach expense and Confidential Information Exclusion Rider
CNA108458XX	04-2024	Amend Racketeering Exclusion Rider
CNA92544XXC	12-2023	Asset Manager Fidelity Bond Enhancement Rider
CNA94655XX	06-2022	Cryptocurrency & NFT Exclusion Rider
SR5019B	01-2008	Adding or Deducting Insureds Rider
SR5769DC	05-2011	NYSE Cancelation Rider
SR5967E	10-1987	Central Handling of Securities Rider

Issuance of a policy is subject to satisfaction of the following conditions:

N/A



Binder
WBI Investments, LLC
FI Bond Form No. 14

It is expressly stipulated that, except as otherwise provided herein, the coverage provided by this binder is subject to all of the terms and conditions provided in the policy form noted above as issued by **Continental Insurance Company of New Jersey.**

This binder may be canceled at any time by the insured by giving written notice of cancellation to **Continental Insurance Company of New Jersey.** This binder shall terminate automatically at its expiration as noted in the outlined terms.

A short-rate premium charge will be made for this binder unless a policy is issued by Columbia Casualty Company subject to the terms outlined above. **Continental Insurance Company of New Jersey** reserves the right to modify the final terms and conditions upon review of the information received in satisfaction of the aforementioned conditions.

Continental Insurance Company of New Jersey
By:

Edin Nikocevic
Underwriting Consultant

Dated: 06/18/2025



Bond

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1) to cause the Insured to sustain such loss; and

(2) to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured's loss results directly or indirectly from:

(a) Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or

(b) trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES

(B) (1) Loss of items enumerated in the definition of Property resulting directly from:

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered,

while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat; provided that:

(a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(b) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1) a Messenger, or

(2) a Transportation Company and being transported in an armored motor vehicle, or

(3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored,

Form No: TSB5062C (01-2011)
Bond; Page: 1 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 5 of 53



and

(b) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

  (1) Negotiable Instrument (except an Evidence of Debt),

  (2) Certificate of Deposit,

  (3) Letter of Credit,

  (4) Withdrawal Order,

  (5) receipt for the withdrawal of Property, or

  (6) instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured's having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others,

  (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:

(a) Certificated Security,

(b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c) Certificate of Deposit; or

(d) Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured's having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

Form No: TSB5062C (01-2011)
Bond; Page: 2 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
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GENERAL AGREEMENTS

NOMINEES

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an Insured and not named as an Insured hereunder unless:

   (1) such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

   (2) such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

   (1) has occurred or will occur in offices or premises,

   (2) has been caused or will be caused by an employee or employees of such institution, or

   (3) has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give

the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP-NOTICE

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E. Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute

Form No: TSB5062C (01-2011)
Bond; Page: 3 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 7 of 53



knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of

such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

INSURED'S ERISA PLANS

G. If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following:

(1) the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

   (a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities" within the meaning of section 407(d)(1) of ERISA; or

   (b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds "employer securities" within the meaning of section 407(d)(1) of ERISA;

(2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

Form No: TSB5062C (01-2011)
Bond; Page: 4 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 8 of 53



(3) if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any

payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

(b) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

  (1) represented by a Written instrument issued in bearer or registered form;

  (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

  (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c) Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d) Counterfeit means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

(e) Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured's Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f) Employee means:

  (1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

    (i) whom the Insured directly compensates by wages, salaries or commissions, or

    (ii) who is compensated by an employment agency which is paid by the Insured for providing such person's services for work at or in the Insured's offices or premises covered hereunder;

  (2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

  (3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

  (4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

  (5) a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or

---

Form No: TSB5062C (01-2011)
Bond; Page: 5 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
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purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(h) Financial Interest in the Insured of the Insured's general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond; provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus

the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners or Members the value of such limited partners' or Members' investment in the Insured.

(i) Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k) Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l) Loan means all extensions of credit by the Insured and all transactions creating a creditor

Form No: TSB5062C (01-2011)
Bond; Page: 6 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
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relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(m) Member means a natural person who has an ownership interest in a limited liability company.

(n) Messenger means an Employee while in possession of the Insured's Property away from the Insured's premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

(q) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) Partner means a natural person who:

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1(f)(1) of this bond) of the Insured.

(s) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not

hereinbefore enumerated.

(t) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers' property or which provides freight forwarding or air express services.

(v) Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

(w) Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase,

Form No: TSB5062C (01-2011)
Bond; Page: 7 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 11 of 53



discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

(f) loss resulting from any violation by the Insured or by any Employee:

  (1) of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

  (2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were

committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

  (1) in obtaining credit or funds,

  (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

  (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

  (1) kidnapping,

  (2) payment of ransom,

  (3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

  (4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property,

except when covered under Insuring Agreement

Form No: TSB5062C (01-2011)
Bond; Page: 8 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 12 of 53



(A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while:

(1) in the mail,

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3) while located on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u) all fees, costs and expenses incurred by the Insured:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured's accepting checks payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time,

Form No: TSB5062C (01-2011)
Bond; Page: 9 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 13 of 53


whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from:

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

Form No: TSB5062C (01-2011)
Bond; Page: 10 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 14 of 53


NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or

Form No: TSB5062C (01-2011)
Bond; Page: 11 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 15 of 53


repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT- SUBROGATION- RECOVERY

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

COOPERATION

Section 8. Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

(a) submit to examination by the Underwriter and subscribe to the same under oath;

(b) produce for the Underwriter's examination all pertinent records; and

(c) cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the

Form No: TSB5062C (01-2011)
Bond; Page: 12 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 16 of 53



potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d) immediately upon a Change in Control of the first named Insured;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page

Form No: TSB5062C (01-2011)
Bond; Page: 13 of 13
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 17 of 53



Policy Endorsement

ECONOMIC AND TRADE SANCTIONS CONDITION

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1. Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;
2. Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;
3. Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;
4. Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or
5. Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: G145184A (06-2003)
Policy Endorsement; Page: 1 of 1
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 18 of 53



AUDIT EXPENSES COVERAGE RIDER

In consideration of the premium, the bond is amended as follows:

I. Insuring Agreement (A) Fidelity set forth in the Section entitled Insuring Agreements is amended to add the following:

●   Reasonable and necessary expenses incurred and paid by the Insured, for that part of the cost of audits or examination required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss payable pursuant to the paragraph above, up to the amount of $100,000 with respect to any Single Loss, which amount will be:

(a) part of and not in addition to the Single Loss Limit of Liability shown in Item 4 of the Declarations for the Fidelity Insuring Agreement; and

(b) subject to the Single Loss Deductible shown in Item 4 of the Declarations

II. Solely with respect to the coverage afforded under this rider, exclusion (u) set forth Section 2, Exclusions of the Section entitled Conditions and Limitations is deleted and replaced with the following:

(u) all fees, costs and expenses incurred by the Insured:

(1) in establishing the existence or amount of loss covered under this bond, except to the extent covered under Insuring Agreement (A) Fidelity, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered under this bond;

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.





Rider

AMEND DISCOVERY SECTION RIDER

In consideration of the premium, Section 3, Discovery of the Conditions and Limitations is deleted and replaced with the following:

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the President or Chief Executive Officer of the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of such loss may not then be known.

Discovery also occurs when the President or Chief Executive Officer receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101013XX (06-2022) Bond No: 6052121440
Rider Effective Date: Rider Expiration Date: Bond Effective Date: 06/22/2025
Rider No: ; Page: 1 of 1 Bond Page: 20 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606


 **AMEND TERMINATION OR CANCELLATION SECTION RIDER**

In consideration of the premium, Section 13, Termination or Cancelation set forth in the Conditions and Limitations is deleted and replaced with the following:

This bond terminates as an entirety upon occurrence of any of the following:

(a) ninety (90) days after the receipt by the WBI Investments, LLC of a Written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d) immediately upon the taking over of the Insured by another institution;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item 2. of the Declarations.

This bond terminates as to any Employee, or any partner, officer or employee of any Electronic Data Processor:

(a) as soon as any Insured, or any director or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person; or

(b) fifteen (15) days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

With respect to any Employee as to whom this bond is terminated or canceled as a result of the Insured learning of a dishonest or fraudulent act, the Underwriter agrees to fully reinstate coverage automatically, without specific submission and approval of the Underwriter, if:

(a) the Employee's department recommends that the Employee be reinstated;

(b) such recommendation is approved by Chief Executive Officer, Chief Financial Officer or General Counsel (or equivalent position; and

(c) the dishonest or fraudulent act(s) resulted in a loss of less than twenty five thousand dollars ($25,000).

Provided, however, these provisions shall not apply if such dishonest or fraudulent act(s) occurred in the course of, or in connection with such Employee's current or prior employment with the Insured.

The Insured agrees to keep full written records concerning the above dishonest or fraudulent act(s) and make these records available to the Underwriter upon request with all approvals signed and dated by the approving persons concerned.


All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101015XX (12-2023)   Bond No: 6052121440
Rider Effective Date: Rider Expiration Date: Bond Effective Date: 06/22/2025
Rider No: ; Page: 2 of 2   Bond Page: 22 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606




	CLAIM EXPENSES COVERAGE RIDER

In consideration of the premium, the bond is amended as follows:

I. Insuring Agreement (A) Fidelity set forth in the Section entitled Insuring Agreements is amended to add the following paragraph:

- Reasonable and necessary claim expenses incurred and paid by the Insured, with prior approval from the Underwriter, in preparing any claim for a loss payable pursuant to the paragraph above, up to the amount of $100,000 with respect to any Single Loss, which amount will be:

    (a) part of and not in addition to the Single Loss Limit of Liability shown in Item 4 of the Declarations for the Fidelity Insuring Agreement; and

    (b) subject to the Single Loss Deductible shown in Item 4 of the Declarations

    Such claim expenses include, but are not limited to, expenses incurred by the Insured for audits or examinations required by state or federal supervisory authorities to be conducted either by such authorities or by independent accountants as the result of loss sustained by the Insured in excess of the applicable Single Loss Deductible.

II. Solely with respect to the coverage afforded under this rider, exclusion (u) set forth Section 2, Exclusions of the Section entitled Conditions and Limitations is deleted and replaced with the following:

    (u) all fees, costs and expenses incurred by the Insured:

    (1) in establishing the existence or amount of loss covered under this bond, except to the extent covered under Insuring Agreement (A) Fidelity, or

    (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered under this bond;

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101020XX (06-2022)   Bond No: 6052121440
Rider Effective Date: Rider Expiration Date: Bond Effective Date: 06/22/2025
Rider No: ; Page: 1 of 1   Bond Page: 23 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606





▌	**AMEND GENERAL AGREEMENT B. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE RIDER**

In consideration of the premium, General Agreement B. Additional Office or Employees - Consolidation, Merger or Purchase of Assets - Notice, is deleted and replaced with the following:

Additional Offices or Employees - Consolidation, Merger or Purchase of Assets - Notice

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall have automatic coverage if such assets are less than 10 and there shall be no reporting requirement to the Underwriter for loss which:

(a) has occurred or will occur in offices or premises, or

(b) has been caused or will be caused by an employee or employees of such institution.

If the Insured shall consolidate or merge with, or purchase or acquire assets or liabilities of, another institution with assets exceeding 10, the Insured shall not have such coverage beyond 60 days from the date of consolidation, merger or purchase or acquisition of assets or liabilities as is afforded by this bond unless the Insured shall:

(i) give the Underwriter Written notice within 60 days of the consolidation, merger or purchase or acquisition of assets or liabilities; and

(ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures; and

(iii) upon obtaining such consent, pay to the Underwriter an additional premium.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101024XX (06-2022)	Bond No: 6052121440
Rider Effective Date: Rider Expiration Date:	Bond Effective Date: 06/22/2025
Rider No: ; Page: 1 of 1	Bond Page: 24 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606	





Rider

AMEND INSURING AGREEMENT A. FIDELITY RIDER

In consideration of the premium, Insuring Agreements A, Fidelity, is deleted and replaced with the following:

Fidelity

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee of the Insured, whether committed alone or in collusion with others, with the intent:

- (a) to cause the Insured to sustain such loss, or
- (b) to obtain Financial Benefit for the Employee of the Insured, or another person or entity acting in collusion with such Employee.

Notwithstanding the foregoing, however, it is agreed that with regard to Trading and Lending, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee of the Insured, provided that

- (a) the Employee acted with the intent to cause the Insured to sustain a loss and to obtain a Financial Benefit
  - (i) for the Employee, or
  - (ii) another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion; or
- (b) such acts result in the intentional transfer of Funds or Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not entitled to such Funds or Property, and which Funds or Property are not recoverable by the Insured.

As used throughout this Insuring Agreement (A):

Financial Benefit does not include any employee benefits, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing, or pensions, and the term “Funds or Property” does not include any Loan.

Lending means the process by which a Loan is made.

Trade means any actual, fictitious, genuine or non-genuine, authorized or unauthorized purchase (other than any repurchase agreement or reverse repurchase agreement), exchange or sale transaction, with or without the knowledge of the Insured in the name of the Insured or otherwise, whether or not represented by any indebtedness or balance shown to be due by the Insured on any account.

Trading means the process by which a Trade is made.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101027XX (06-2022)
Rider Effective Date: Rider Expiration Date:
Rider No: ; Page: 1 of 1
Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 25 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606


 **NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER RIDER**

In consideration of the premium, Section 5. Notice/Proof – Legal Proceedings Against Underwriter, is deleted and replaced with the following:

Notice/Proof – Legal Proceedings Against Underwriter

Section 5.

(a) At the earliest practicable moment, not to exceed 90 days, after discovery of loss, by an officer of the Insured, the Insured shall give the Underwriter notice thereof.

(b) Within 60 after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.



AMEND DEFINITION OF EMPLOYEE RIDER **(For use with TSB 5062c)**

In consideration of the premium, Section 1. Definitions of the Conditions and Limitations is amended as follows:

1. Definition (f), Employee, is amended to also include the following:

    - an officer of the Insured; and

    - any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeping, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer of employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

2. The following definition is added:

    Investment Company means an investment company registered under the Investment Company Act of 1940 and listed under Named Insured in Item 1. of the Declarations.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.


	UNAUTHORIZED SIGNATURE RIDER

In consideration of the premium paid, the Bond is amended as follows:

I. The Insuring Agreement Section is amended by the addition of the following:

UNAUTHORIZED SIGNATURE

Loss resulting by reason of the Insured having accepted, paid or cashed any check or withdrawal order or draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

II. Section 4, Limit of Liability, set forth in the Conditions and Limitations is amended to add the following:

The Limit of Liability for the coverage provided by this rider shall be $1,000,000, subject to a single loss deductible of $50,000, provided however, that such liability shall be part of and not in addition to the Aggregate Limit of Liability stated in item 3. of the Declarations of the attached bond.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.




AMEND INSURING AGREEMENT (F) COUNTERFEIT MONEY RIDER

In consideration of the premium, Insuring Agreement (F) Counterfeit Money is deleted and replaced with the following:

Counterfeit Money

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of any country in the world.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101052XX (06-2022)   Bond No: 6052121440
Rider Effective Date: Rider Expiration Date: Bond Effective Date: 06/22/2025
Rider No: ; Page: 1 of 1   Bond Page: 29 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606





AMEND DEFINITIONS SECTION RIDER

In consideration of the premium, Section 1, Definitions of the Conditions and Limitations is amended as follows:

I.   The definition of Employee is deleted and replaced with the following:

(f) Employee means:

(1) a natural person while in the regular service of the Insured:

(i)   whom the Insured directly compensates by wages, salaries or commissions, or

(ii) who is compensated by an employment agency which is paid by the Insured for providing the person's services for work at or in the Insured's offices or premises covered hereunder;

(2) a duly elected or appointed director, trustee, governor, officer, in-house general counsel, Manager or Partner when performing acts coming within the usual duties of an employee or while acting as a member of any committee duly elected or appointed by resolution of the board of directors of the Insured to perform specific duties;

(3) a student, intern or volunteer performing duties under the Insured's supervision and at any of the Insured's premises;

(4) an attorney retained by the Insured and an employee of such attorney, while either is performing legal services for the Insured;

(5) a consultant retained by the Insured and an employee of such consultant, while either is performing consulting services pursuant to a Written contract;

(6) a natural person who resigns, retires or is terminated from the service of the Insured during the Bond Period, provided that this solely applies:

(i)   for a period of ninety (90) days immediately following the resignation, retirement or termination of such natural person, and

(ii) only if such resignation, retirement or termination has not arisen from or was not in connection with the discovery of the Insured of any actual dishonest, fraudulent or criminal act(s) of such natural person;

(7) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the institution at the time of the merger or consolidation;

Each employer of persons set forth in (4) and (5) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purposes of the definition of Single Loss, and in the event of payment under this bond, the Underwriter shall be subrogated to the Insured's rights of recovery, as stated in Section 7, Assignment-Subrogation-Recovery of the Conditions and Limitations against any such employer.

II. The definition of Partner is deleted and replaced with the following:

(r) Partner means a natural person who is a:

(1) general partner, managing general partner, venture partner, or administrative general partner of the Insured; or

---

Form No: CNA101054XX (06-2022)
Rider Effective Date: Rider Expiration Date:
Rider No: ; Page: 1 of 2
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 30 of 53


(2) limited partner who is also employed by the Insured.

III. The following definition is added:

- Manager means, solely with respect to a limited liability company, such entity's manager, managing member, management committee member or member of the board of managers.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.



 **ERISA DISHONESTY COVERAGE RIDER**

In consideration of the premium, the bond is amended as follows:

I. Solely with respect to the coverage provided by this Rider, Item 4. of the Declarations is amended to include the following Schedule of Coverage:

EMPLOYEE BENEFIT PLANS

Single Loss Limit of Liability
$1,000,000

II. Insuring Agreements is amended to add the following Insuring Agreement:

●   Employee Benefit Plans

Loss of Property incurred by an Employee Benefit Plan resulting directly from Fraud or Dishonesty committed by a Covered Person.

III. Solely with respect to the coverage provided by this Rider, the second paragraph of Section B, Additional Offices Or Employees - Consolidation, Merger Or Purchase Of Assets - Notice of the General Agreements is deleted and replaced with the following:

Consolidation and Merger

If the Insured shall, during the Bond Period, consolidate or merge with, or purchase or acquire assets or liabilities of, some other entity, any additional persons become Covered Persons:

A. provided, the first named Insured must give the Underwriter written notice and obtain the Underwriter's written consent to extend this bond to such additional Covered Persons. The Underwriter may condition its consent upon payment of an additional premium; and

B. for the first 60 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, any insurance afforded for Covered Persons also applies to these additional Covered Persons for acts committed or events occurring within said 60 day period.

IV. General Agreement G, Insured's ERISA Plans set forth in the General Agreements is deleted.

V. Solely for the purposes of the coverage provided by the Employee Benefit Plans Insuring Agreement, Insured means the entity listed on Item 1. of the Declarations and any Employee Benefit Plan.

VI. Solely with respect to the coverage provided by this Rider, Section 1, Definitions set forth in the Conditions and Limitations, is amended to add the following definitions:

●   Covered Person means any natural person who is:

1. a trustee, officer, Employee, administrator or manager, except an administrator or manager who is an independent contractor, of any Employee Benefit Plan; and

2. a director, officer, Employee or trustee of an Insured, but only while that person is handling Property of an Employee Benefit Plan.

Covered Person does not include any agent, broker, person leased to an Insured or the Employee Benefit Plan by a labor leasing firm, factor, commission merchant, consignee, independent contractor or representative of the same general character.



- Employee Benefit Plan means any welfare or pension benefit plan sponsored by any entity listed on Item 1. of the Declarations that is subject to the Employee Retirement Income Security Act of 1974 as amended, ("ERISA").

- Fraud or Dishonesty means larceny, theft, embezzlement, forgery, misappropriation, wrongful abstraction, wrongful conversion or willful misapplication, or any other fraudulent or dishonest act, including acts prohibited by title 18, section 1954 of the U.S. Code.

VII. Solely with respect to the coverage provided by this Rider, Section 2, Exclusions set forth in the Conditions and Limitations is amended as follows:

A. Exclusions (a); (d); (h); (n); (p); (u)(1); (y); (bb) and (cc) are deleted.

B. The following exclusions are added:

This bond does not cover:

- Acts Committed by an Insured

  loss as a result of any dishonest act committed by an Insured whether acting alone or in collusion with other persons. Provided that, this exclusion does not affect coverage for loss under the Employee Benefit Plans Insuring Agreement caused by the acts of Covered Persons;

- Confidential Information

  loss as a result of the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal information, personally identifiable information, customer lists and intellectual property; provided, however that this exclusion will not apply to loss that is otherwise covered under the Employee Benefit Plan Insuring Agreement caused by a Covered Person's access to, use of, or disclosure of confidential information to commit acts of Fraud or Dishonesty;

- Inventory Shortages

  loss for which the proof of its existence or the amount is dependent upon:

  a. an inventory computation; or

  b. a profit and loss computation.

  However, where the Insured establishes wholly apart from such computations that the Insured has sustained a loss, then the Insured may offer its inventory records to support the amount of loss claimed;

- Negligence

  loss as a result of the negligence of a Covered Person;

- Prior Dishonesty

  loss as a result of the dishonest or fraudulent acts of a Covered Person if the Insured, or any Employee, trustee, fiduciary or plan administrator of an Employee Benefit Plan who is not in collusion with such Covered Person, knows or knew prior to such loss of any prior dishonest or fraudulent act committed by such person, whether in the employment of the Insured or any Employee Benefit Plan or otherwise, whether or not of the type covered under this bond and without regard to whether the knowledge was obtained before or after the commencement of the Bond Period;

VIII. The Conditions and Limitations is amended to add the following:

- Employee Benefit Plans

Form No: CNA101070XX (03-2023)
Rider Effective Date:
Rider No: ; Page: 2 of 4
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Rider Expiration Date:

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 33 of 53


A. The first named Insured must purchase a Limit of Liability applicable to the Employee Benefit Plan Insuring Agreement that is at least equal to the minimum amount required by ERISA for any Employee Benefit Plan. If Employee Benefit Plans are insured jointly with any other entity under this bond, the limit must be at least equal to the minimum amount required by ERISA if each Plan were insured independently. If, during the Bond Period, it is determined that the applicable Limit of Liability as set forth in the Declarations was less than the amount required by ERISA on the effective date of this bond, then, at the request of the first named Insured during the Bond Period, and subject to the payment of any additional premium, the applicable Limit of Liability may be amended to equal the minimum amount required by ERISA.

B. Solely with respect to loss incurred under the Employee Benefit Plans Insuring Agreement, payment for all covered loss will be to the Employee Benefit Plan. If such payment is in excess of the limit required under ERISA, such excess will be held for the use and benefit of any other Employee Benefit Plan sustaining such loss.

C. If two or more Employee Benefit Plans are insured under this bond any payment the Underwriter makes for loss:

   1. sustained by two or more Employee Benefit Plans; or

   2. of commingled funds or Property of two or more Employee Benefit Plans

that arises out of one Single Loss and cannot be allocated specifically to any one Employee Benefit Plan, is to be shared by each Employee Benefit Plan sustaining loss in the proportion that the limit of insurance required under ERISA for each such Employee Benefit Plan bears to the total of those limits.

D. If this bond is canceled or terminated as to any covered Employee Benefit Plan, then the Extended Period To Discover Loss set forth in Section VIII, of this Rider applies separately to such Employee Benefit Plan.

IX. Section 3, Discovery of the Conditions and Limitations is amended to add the following:

- Extended Period To Discover Loss

   A. The Underwriter will pay for loss that the Employee Benefit Plan sustained prior to the effective date of termination or cancellation of the Bond Period, which is discovered by the Employee Benefit Plan within one year following the date of termination or cancellation.

   B. However, this extended period to discover loss terminates immediately upon the effective date of any other insurance obtained by the first named Insured that offers the same coverage afforded by this bond in an amount no less than the minimum amount required under ERISA section 412 and provides coverage for loss sustained prior to its effective date.

X. Solely with respect to the coverage provided by this Rider, the paragraph entitled Single Loss Defined set forth in Section 4, Limit Of Liability, of the Conditions and Limitations is amended to add the following:

Under the Employee Benefit Plans Insuring Agreement, Single Loss means all loss caused by, or involving, any one Covered Person, acting alone or in collusion with others.

XI. Section 12, Deductible Amount of the Conditions and Limitations is amended to add the following:

No Single Loss Deductible amount will apply to the Employee Benefit Plan Insuring Agreement.

XII. Solely with respect to the coverage provided by this Rider, the second and third paragraphs of Section 13, Termination Or Cancellation of the Conditions and Limitations are deleted and replaced with the following:

Coverage under this bond is canceled as to any Covered Person:



A. Immediately upon discovery by the Insured or by any Employee, trustee, fiduciary or plan administrator of any Employee Benefit Plan who is not in collusion with the Covered Person, of any dishonest act committed by that Covered Person whether before or after becoming a Covered Person. Whether such discovery occurs prior to or after commencement of this bond, there is no coverage under the bond for loss resulting from acts committed by that Covered Person after the date of such discovery.

B. On the date specified in a notice mailed to the first named Insured. That date will be at least 30 days after the date of mailing. The mailing of notice to the first named Insured at the last mailing address known to the Underwriter will be sufficient proof of notice. Delivery of notice is the same as mailing.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA101070XX (03-2023)   Bond No: 6052121440
Rider Effective Date: Rider Expiration Date: Bond Effective Date: 06/22/2025
Rider No: ; Page: 4 of 4   Bond Page: 35 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606




NOTICE OF CLAIM RIDER

In consideration of the premium, the Declarations of the Bond is amended to add the following:

- Item 9: Notice of claim should be sent to: CNA - Claims Reporting
  P.O. Box 8317
  Chicago, IL 60680-8317
  Fax: 866-773-7504
  Email: SpecialtyNewLoss@cna.com

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.





DATA BREACH EXPENSE AND CONFIDENTIAL INFORMATION EXCLUSION RIDER

In consideration of the premium, the Conditions and Limitations of this bond is amended as follows:

I.   Exclusion (bb) in Section 2, Exclusions is deleted and replaced with the following:

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer's personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the Insured or held by the Insured in any capacity, including concurrently with another person or entity. Provided however, this exclusion shall not apply to the extent that any unauthorized use or disclosure of such confidential information directly results in a loss otherwise meeting the terms, conditions, and limitations of this bond.

II. The following new Section is added:

As used in this bond, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses; fines; penalties; expenses to comply with federal and state laws and Payment Card Industry Data Security Standards, if applicable; and expenses related to notifying affected individuals when the affected individuals' personally identifiable financial or medical information were stolen, accessed, downloaded or misappropriated while in the Insured's care, custody or control.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA106222XX (07-2023)   Bond No: 6052121440
Rider Effective Date: Rider Expiration Date: Bond Effective Date: 06/22/2025
Rider No: ; Page: 1 of 1   Bond Page: 37 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606





AMEND RACKETEERING EXCLUSION RIDER

In consideration of the premium, exclusion (j) of Section 2, Exclusions, set forth in the Conditions and Limitations, is deleted and replaced with the following:

(j)   damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1861 et seq., as amended.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA108458XX (04-2024)   Bond No: 6052121440
Rider Effective Date: Rider Expiration Date: Bond Effective Date: 06/22/2025
Rider No: ; Page: 1 of 1   Bond Page: 38 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606





ASSET MANAGER FIDELITY BOND ENHANCEMENT RIDER

In consideration of the premium, the bond is amended as follows:

I.   Solely with respect to the coverage afforded under this Rider, Item 4. of the Declarations is amended to include the following Schedule of Coverage:

CLIENT CAPITAL INSURING AGREEMENT

Single Loss Limit of Liability	Single Loss Deductible
$1,000,000	$50,000

CYBER CRIME COVERAGE INSURING AGREEMENT

Coverage:	Single Loss Limit of Liability	Single Loss Deductible	Verified Payment Order Amount
1. Computer to Computer Systems Fraud- Misappropriated Access Credentials	$1,000,000	$50,000	N/A
2. Computer to Computer Systems Fraud- Hacker or Interloper or Virus	$1,000,000	$50,000	N/A
3. Fraudulent Transfer Instructions- Funds Transfer Fraud	$1,000,000	$50,000	$1,000,000
4. Data or Computer Programs- Destruction or Theft	$1,000,000	$50,000	N/A

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT

Single Loss Limit of Liability	Single Loss Deductible	Amount Over Which a Verification Procedure is Required
$1,000,000	$50,000	$25,000

II.   The Insuring Agreements is amended to add the following new Insuring Agreements:

● Client Capital

Loss of Client Capital, including loss of Client Capital held by the Insured in its capacity as a fiduciary of Client Capital, resulting directly from dishonest or fraudulent acts committed by an Employee, wherever committed and whether committed alone or in collusion with others.

Such dishonest and fraudulent acts must be committed by the Employee with the intent to cause the Client to sustain such loss and must result in an improper financial benefit to either such Employee or other natural person acting in collusion with such Employee.

As used in this Insuring Agreement, improper financial benefit shall not include any employee benefits earned in the normal course of employment including salaries, commissions, fees, bonuses, promotions awards, profit sharing, or pensions.

● Cyber Crime Coverage

1.   Computer to Computer Systems – Fraud Misappropriated Access Credentials



Loss resulting directly from the transfer of Money or Uncertificated Securities from a Customer's account with the Insured by the Insured's Computer with no action, authorization or intervention taken by an Employee. Such transfer must be caused directly by the use of any Computer to gain unauthorized access into the Insured's Computer through a Network by misappropriating and using the Access Credentials of the Customer, thereby causing the Computer to effect such transfer.

It shall be a condition precedent to coverage under this Computer to Computer Systems Fraud-Misappropriated Access Credentials Insuring Agreement that the Insured must have previously established Security Procedures between the Insured and such Customer.

2. Computer to Computer Systems Fraud – Hacker of Interloper or Virus

Loss resulting directly from the transfer of Money or Uncertificated Securities from an account of the Insured or a Customer's account with the Insured by the Insured's Computer with no action, authorization or intervention taken by an Employee. Such transfer must be caused directly by the unauthorized entry of Data or Computer Programs into the Insured's Computer through a Network by a hacker, interloper or virus without the use of Access Credentials, thereby causing the Computer to effect such transfer.

3. Fraudulent Transfer Instructions – Funds Transfer Fraud

Loss resulting directly from an Employee having, in good faith, initiated, authorized or taken action to assist the transfer of Money or Securities on deposit in a Customer's account with the Insured in reliance upon a fraudulent Payment Order transmitted to the Insured via the Insured's on-line banking system, telefacsimile device, telephone, or electronic mail; provided:

(a) the fraudulent Payment Order purports, and reasonably appears, to have originated from:

    (i) such Customer;

    (ii) an Employee acting on instructions of such Customer; or

    (iii) another financial institution on behalf of such Customer and authorized to make such Payment Order; and

(b) the sender of the fraudulent Payment Order confirmed the identity of the Customer with the Access Credentials of such Customer; and

(c) the sender was not, in fact, such Customer, and was not authorized to act on behalf of such Customer, and was not an Employee; and

(d) the Payment Order was received by an Employee specifically authorized by the Insured to receive and act upon such Payment Order.

Provided that prior to the Insured making payment in excess of the Verified Payment Order Amount:

    (i) the Insured must have verified the Payment Order via a call back to a previously agreed upon telephone number or other out of band verification procedure as set forth in the Insured's Written agreement with such Customer; and

    (ii) the Insured shall have preserved a contemporaneous record of the call back or other out of band verification of the Payment Order which verifies use of the Access Credentials of the Customer.

In the event that the Insured fails to perform the required call back or other out of band verification for the transfer of Money or Securities in excess of the Verified Payment Order Amount, the Underwriter shall not be liable for any loss in excess of such amount.

4. Data or Computer Programs – Destruction or Theft

Form No: CNA92544XXC (12-2023)   Bond No: 6052121440
Rider Effective Date: Rider Expiration Date: Bond Effective Date: 06/22/2025
Rider No: ; Page: 2 of 11   Bond Page: 40 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606


(a) Loss resulting directly from the malicious modification, manipulation, destruction of, or damage to, Data or Computer Programs owned by the Insured or for which the Insured is legally liable for such destruction or damage while stored within the Insured's Computer;

(b) Loss resulting directly from the robbery, burglary, larceny, theft, misplacement or mysterious unexplainable disappearance of Data or Computer Programs owned by the Insured or for which the Insured is legally liable;

As used in this Insuring Agreement, Loss means, and is limited to, the cost of duplication of such Data or Computer Programs from other Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

● Social Engineering Fraud

Loss of Money or Securities resulting directly from an Insured having, in good faith, transferred, paid or delivered Money or Securities from such Insured's account as a result of Social Engineering Fraud committed by a person or entity, who is not, but purports to be a Vendor, Employee, Customer or Transactional Counterparty; provided that prior to the Insured making payment in excess of the Amount Over Which a Verification Procedure is Required:

1. that the Insured performed a Verification Procedure; and

2. the Verification Procedure was recorded, logged, or otherwise documented by the Insured.

In the event that the Insured failed to perform the required Verification Procedure for the transfer, payment or delivery of Money or Securities in excess of the Amount Over Which a Verification Procedure is Required the Underwriter shall not be liable for any loss in excess of such amount.

III. Section 1. Definitions of the Conditions and Limitations is amended as follows:

A. Solely with respect to the coverage provided by the Client Capital Insuring Agreement, the following new definitions are added:

● Client means any entity, organization or natural person that:

1. has an account;

2. is in the process of opening an account; or

3. has been informed by, and reasonably believes that, an Employee has opened, or is in the process of opening, an account on their behalf, with the Insured.

● Capital means Money, Securities, or precious metals.

B. Solely with respect to the coverage provided by the Cyber Crime Coverage Insuring Agreement and the Social Engineering Fraud Insuring Agre.ement the following new definitions are added:

● Access Credentials means information, items or identifying characteristics provided by the Customer to the Insured as part of a submission of a Payment Order or to gain access to the Insured's Computer, and used by the Insured or Insured's Computer to authenticate the Customer's identity, including, but not limited to, passwords, personal identification numbers, shared secrets, tokens and biometrics.

Form No: CNA92544XXC (12-2023)   Bond No: 6052121440
Rider Effective Date: Rider Expiration Date: Bond Effective Date: 06/22/2025
Rider No: ; Page: 3 of 11   Bond Page: 41 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606


- Callback Verification means a verbal conversation using a Pre-Determined Telephone Number, or another pre-established commercially reasonable out of band verification procedure, to verify the identity of the Vendor or Employee and the authenticity of the Communication.

- Communication means an electronic, telefacsimile, telephone or Written instruction received by the Insured that:

  1. establishes or changes the method, destination or account for payment or delivery of Money or Securities;

  2. contains a misrepresentation of a material fact; and

  3. is relied upon by any Employee, believing it to be true.

- Computer means an electronic device or a group of devices that are capable of receiving Data and performing a sequence of operations in accordance with a Computer Program to produce a result in the form of information or signals.

- Computer Program means a set of related electronic instructions which direct the operations and functions of a Computer that enables the Computer to receive, process, store or send Data.

- Customer means a natural person or entity who has a Written agreement with the Insured signed by such natural person or entity. Solely with respect to Fraudulent Transfer Instructions – Funds Transfer Fraud coverage, the Written agreement must contain the terms of the Security Procedures.

- Data means facts or information converted in a form usable in a Computer by a Computer Program and capable of being stored in a Computer.

- Insured's Computer means a Computer or system of Computers:

  1. owned by the Insured;

  2. for which the Insured controls access; or

  3. housed and maintained by a third party service provider pursuant to a Written agreement between the Insured and the service provider, which specifically addresses the housing and maintenance of the Computer or system of Computers.

- Network means any computer communication systems, including any automated interbank communication system and the internet, that allows the direct input, without any Employee intervention, of Data or Computer Programs from a Computer to the Insured's Computer.

- Payment Order means an instruction of a Customer to the Insured to pay, or to cause another financial institution to pay, a fixed or determinable amount of Money or Securities to a another person.

- Pre-Determined Telephone Number means a telephone number that:

  1. was provided by the Vendor or Employee, when the Written agreement or other arrangement was first established with the Insured;

  2. replaced a telephone number previously provided by the Vendor or Employee, provided that confirmation of the legitimacy of the replacement telephone number was achieved through a commercially reasonable out of band verification procedure.

- Security Procedure means a procedure established by Written agreement of the Insured and its Customer for the purpose of verifying the authenticity or accuracy of a Payment Order received by the Insured. A Security Procedure may require the use of algorithms or other codes, identifying words or numbers, encryption, callback procedures, or similar security devices.


- Social Engineering Fraud means the intentional misleading of an Employee through the use of a Communication.

- Transactional Counterparty means any person or entity with whom the Insured has entered into a prior Written agreement pursuant to which such person or entity is authorized to instruct the Insured to make payments or transfer Funds.

- Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

  1. not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

  2. of a type commonly dealt in on securities exchanges or markets; and

  3. either one of a class or series or by its terms divisible into a class or series of shares, participations, interests, or obligations.

- Vendor means a person or entity that has provided goods or services to the Insured under a genuine, pre-existing:

  1. Written agreement; or

  2. other arrangement.

  Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian or similar entity.

C. The following definitions are amended as follows:

1. The definition of Employee is deleted and replaced with the following:

Employee means:

  1. a duly elected or appointed director, trustee, governor, officer, in-house general counsel, in-house chief compliance officer, Manager, Partner, or principal of the Insured;

  2. a natural person, other than a natural person in 1. above, while in the regular service of the Insured at any of the Insured's premises and compensated directly by the Insured through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the Insured has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service;

  3. a guest student pursuing studies or performing duties in any of the Insured's premises;

  4. an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

  5. a natural person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's premises;

  6. an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

  7. an employee of a fund administrator for the Insured, or sub-advisor to the Insured; or

  8. any partner, officer or employee of a partnership or corporation authorized by Written agreement with the Insured to perform services for the Insured.

  9. a natural person who resigns, retires or is terminated from the service of the Insured during the Bond Period, provided that this solely applies:



   (i)   for a period of ninety (90) days immediately following the resignation, retirement or termination of such natural person, and

   (ii)   only if such resignation, retirement or termination has not arisen from or was not in connection with the discovery of the Insured of any actual dishonest, fraudulent or criminal act(s) of such natural person;

Each employer of persons as set forth in 4., and 5., above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of the definition of Single Loss and in the event of payment under this bond, the Underwriter shall be subrogated to the Insured's rights of recovery, as stated in Section 7. Assignment – Subrogation – Recovery - Cooperation of the Conditions and Limitations against any such employer.

Agents, custodians, prime brokers, transfer agents, real estate or construction managers or other representatives of the same general character shall not be considered Employees.

2.   The definition of Partner is deleted and replaced with the following:

Partner means any:

   1.   general partner, managing general partner, venture partner, administrative general partner of the Insured; or

   2.   limited partner who is also employed by the Insured.

3.   The definition of Property is deleted and replaced with the following:

Property means Money, revenue and other stamps, Securities, including any note, stock, treasury stock, bond, debenture, Evidence of Debt, Certificate of Deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, Certificate of Deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, or any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing, bills of exchange, Acceptances, checks, Withdrawal Orders, money orders, travelers' checks or Letters of Credit, bills of lading, abstracts of title, insurance policies, deeds or mortgages on real estate and/or upon chattels and interests therein, assignments of such policies, deeds or mortgages, other valuable papers, including books of accounts and other records used by the Insured in the conduct of its business (but excluding all electronic data processing records), all other instruments similar to or in the nature of the foregoing, and precious metals in any form, which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

D.   The following new definitions are added:

●   Fund means:

   1.   any Private Fund; and

   2.   any Registered Fund.

Manager means, solely with respect to a limited liability company, such entity's manager, managing member, management committee member or member of the board of managers.

●   Management Control means:

   1.   owning or controlling interests of an entity representing more than fifty percent (50%) of the right to control or manage such entity as evidenced by the present power to elect, designate or appoint the majority of the board of directors, management committee members, management board members, general partners, or managing partners of such entity, or

Form No: CNA92544XXC (12-2023)   Bond No: 6052121440
Rider Effective Date: Rider Expiration Date: Bond Effective Date: 06/22/2025
Rider No: ; Page: 6 of 11   Bond Page: 44 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606


2. with respect to an entity having the present right, pursuant to a written contract or an Organizational Document, to elect, designate or appoint the majority of the board of directors, management committee members, management board members, general partners, or managing partners of such entity.

- Organizational Document means the articles of incorporation or association, certificate of incorporation, charter, by-laws, offering memorandum, limited liability company agreement, partnership agreement, operating agreement, subscription agreement, advisory or management agreement, separate indemnification agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, organization, or governance of an Insured, including any amendments thereto.

- Portfolio Company means any entity in which a Private Fund owns or controls (or previously owned or controlled) outstanding debt or equity securities of such entity.

- Private Fund means any:

  1. investment company:

     (a) created or sponsored by an Insured as of the effective date of this bond;

     (b) that has been terminated, merged, sold, or dissolved, including any series or portfolios of such investment company, but only for loss that occurred while such Private Fund was owned or managed by the Insured;

  2. affiliated parallel funds, master funds, feeder funds, blocker funds, special purpose entities, limited purpose entities, investment holding companies, or other entities created for the purpose of holding investments in the name or right of an investment company that is described in 1(a) or 1(b) above; or

  3. entity general partner or entity managing general partner of a partnership, or entity managing member of a limited liability company, of an investment company that is described in 1(a) or 1(b) above.

- Registered Fund means any:

  1. investment company registered under the Investment Company Act of 1940:

     (a) as of the effective date of this bond; or

     (b) that has been terminated, merged, sold, or dissolved, including any series of portfolios of such investment company, but only for loss that occurred while such Registered Fund was sponsored or managed by the Insured; or

  2. series of portfolios of any investment company described in 1(a) above.

- Securities means:

  1. a Certificated Security; or

  2. an Uncertificated Security.

- Subsidiary means an entity, in which the Insured has Management Control directly or indirectly through one or more other Subsidiaries:

  1. on or before the effective date of this bond; or

  2. after the effective date of this bond by reason of being created or acquired by the Insured after such date, subject to General Agreements B. Additional Offices or Employees – Consolidation, Merger, or Purchase of Assets – Notice.



Subsidiary does not include any Fund or Portfolio Company.

IV. For purposes of the coverage provided by this bond, Insured includes:

1. the entity or organization listed under Named Insured on Item 1. of the Declarations; and

2. any Subsidiary; and

3. any Registered Fund; and

4. any Private Fund.

V. Section 2. Exclusions of the Conditions and Limitations is amended as follows:

A. Solely with respect to the coverage provided by the Cyber Crime Coverage Insuring Agreement and the Social Engineering Fraud Insuring Agreement, the following new exclusions are added:

This bond does not cover:

1. loss resulting directly or indirectly from the Insured's Employee having initiated, authorized or taken action to assist the transfer of Money or Securities in reliance on the validity of a Payment Order received via the Insured's on-line banking system, telefacsimile device, telephone or electronic mail, unless covered under the Fraudulent Transfer Instructions – Funds Transfer Fraud Insuring Agreement or the Social Engineering Fraud Insuring Agreement;

2. loss resulting directly or indirectly from the Insured's assumption of liability under any oral or written contract, unless such liability would otherwise be covered by this bond and would be imposed on the Insured in the absence of such contract;

3. the cost of duplication of Data or Computer Programs except when covered under the Data or Computer Programs – Destruction or Theft Insuring Agreement;

4. loss resulting directly or indirectly from Negotiable Instruments, Securities, documents or other Written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Data or manually keyed into a data terminal;

5. loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs in the Insured's Computer unless covered under the Computer to Computer Systems – Fraud Misappropriated Access Credentials Insuring Agreement or the Computer to Computer Systems Fraud-Hacker or Interloper or Virus Insuring Agreement;

6. loss resulting directly or indirectly from:

   a. mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects the Insured's Computer, or

   b. failure or breakdown of electronic data processing media, or

   c. error or omission in programming or processing;

   unless (a), (b) and (c) is caused by the unauthorized entry of Data or Computer Programs into the Insureds Computer System through a Network by a hacker, interloper or virus and covered under the Insuring Agreements entitled COMPUTER TO COMPUTER SYSTEMS FRAUD–MISAPPROPRIATED ACCESS CREDENTIALS or COMPUTER TO COMPUTER SYSTEMS FRAUD–HACKER OR INTERLOPER OR VIRUS ;

7. loss resulting directly or indirectly from the input of Data into a Computer either on the premises of a Customer of the Insured or under the control of such Customer by a person who had authorized access to the Customer's Access Credentials or Computer;

Form No: CNA92544XXC (12-2023)   Bond No: 6052121440
Rider Effective Date: Rider Expiration Date: Bond Effective Date: 06/22/2025
Rider No: ; Page: 8 of 11   Bond Page: 46 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606



8. loss resulting directly or indirectly from the payment of a ransom demand resulting from the unauthorized access to the Insured's Computer

B. Solely with respect to the coverage provided by the Social Engineering Fraud Insuring Agreement the following new exclusions are added:

This bond does not cover:

- loss resulting directly or indirectly from any investment in securities, or ownership in any corporation, partnership, real property, or similar instrument, whether or not such investment is genuine;

- loss resulting directly or indirectly from any gambling, game of chance, lottery or similar game;

- loss of or damage to Money or Securities while in the mail or in the custody of any carrier for hire, including but not limited to any armored motor vehicle company;

- loss resulting directly or indirectly from any person or entity's use of or acceptance of any credit, debit or charge card or similar card or instrument, whether or not genuine;

- loss resulting directly or indirectly from the failure, malfunction, illegitimacy, inappropriateness, or inadequacy of any product or service.

C. Solely with respect to the coverage provided by the Fraudulent Transfer Instructions – Funds Transfer Fraud Insuring Agreement, the following new exclusion is added:

- This bond does not cover loss resulting directly or indirectly from a fraudulent Payment Order if the sender of the Payment Order, or anyone acting in collusion with the sender, ever had authorized access to such Customer's Access Credentials.

D. Solely with respect to the coverage provided by this Rider, Section 2, Exclusions is amended by deleting (aa) and replacing it with the following:

- (aa) loss resulting directly or indirectly from the theft, disappearance, destruction, or disclosure of confidential information, including, but not limited to, trade secrets, personal customer information, customer lists, a customer's personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the Insured or held by the Insured in any capacity including concurrently with another person; provided however, a loss otherwise covered under this Rider shall not be excluded by the fact that Access Credentials were used to gain access to the Insured's Computer;

E. The following new exclusions are added:

This bond does not cover:

- loss resulting directly or indirectly from or in any way involving, in whole or in part, Social Engineering Fraud unless such loss is covered under Fidelity Insuring Agreement (A) and/or the Social Engineering Fraud Insuring Agreement. In the event a loss is covered under both the Social Engineering Fraud Insuring Agreement and the Fidelity Insuring Agreement (A), coverage will be afforded for such loss only under Fidelity Insuring Agreement (A);

VI. General Agreements B. Additional Offices or Employees – Consolidation, Merger or Purchase of Assets – Notice, is deleted and replaced with the following:

Additional Offices or Employees – Consolidation, Merger or Purchase of Assets – Notice

1. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such

Form No: CNA92544XXC (12-2023)
Rider Effective Date:
Rider No: ; Page: 9 of 11
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606

Rider Expiration Date:

Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 47 of 53



establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

2. If during the Bond Period, the Insured forms a new Subsidiary or Fund or acquires Management Control of any entity or organization such that it becomes a Subsidiary or Fund, the Underwriter agrees to provide coverage under this bond, effective on the date the Insured forms such new Subsidiary or Fund or acquires Management Control of such new Subsidiary or Fund for the remainder of the Bond Period, with no additional premium, provided the entity meets all of the following conditions:

    a. its assets under management or advisement shall not exceed thirty five percent (35%) of the assets under management or advisement of the Insured at the time of the acquisition of Management Control;

    b. it has not had any bond claim or loss for the three (3) years prior to the date of acquisition; and

    c. it is not the subject of any disciplinary action or proceeding by Federal, state, or local, officials, or foreign equivalent positions, as of the date of acquisition.

3. If during the Bond Period, the Insured forms a new Subsidiary or Fund or acquires Management Control of any entity or other organization such that it becomes a Subsidiary or Fund and such Subsidiary or Fund does not meet all of the conditions listed in paragraph 2. above, or the Insured otherwise merges or consolidates with another entity such that the Insured is the surviving entity, then such Subsidiary, Fund or merged or consolidated entity shall be an Insured under this bond for only sixty (60) days from the effective date of the formation, acquisition, merger or consolidation unless the Insured has:

    a. given the Underwriter Written notice of the formation, acquisition, merger or consolidation prior to the proposed effective date of such action; and

    b. obtained the Written consent of the Underwriter to extend some or all of the coverage provided by this bond to such additional exposure; and

    c. after obtaining such consent, paid the Underwriter additional premium if required by the Underwriter.

    Coverage for any entity described herein and for any of its employees shall be subject to such additional or different terms, conditions and limitations of coverage as the Underwriter may require.

    If the Insured fails to give such notice as required herein or fails to pay the required additional premium, then coverage for such new Subsidiary, Fund or merged or consolidated entity and any employees thereof shall terminate with respect to any bond claim or loss made more than sixty (60) days after the effective date of such creation, acquisition, merger or consolidation.

VII. Solely with respect to the coverage provided by this Rider, the Section 4. Limit of Liability of the Conditions and Limitations, is amended to add the following:

Provided always, the Single Loss Limit of Liability for the Insuring Agreements listed on the Schedule of Coverage is a sublimit of liability that is part of, and not in addition to, the Aggregate Limit of Liability set forth in Item 3. of the Declarations. In no way shall these sublimits serve to increase the Underwriter's Aggregate Limit of Liability under this bond.

VIII. Solely with respect to the coverage provided by this Rider, Section 10. Other Insurance or Indemnity of the Conditions and Limitations is amended to add the following:

Notwithstanding anything in the bond or this Rider to the contrary, in the event a loss is covered under this Rider and any other policy, the coverage provided by this Rider shall apply on a primary basis to such other policy.



All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.



 **CRYPTOCURRENCY & NFT EXCLUSION RIDER**

In consideration of the premium, Section 2, Exclusions set forth in the Conditions and Limitations is amended to add the following exclusion:

This bond does not cover:

- loss resulting directly or indirectly from the theft, destruction, disappearance, misplacement, or change in value of any virtual or digital currency in which cryptography or other encryption security techniques are used to regulate the generation of units of currency and/or verify the transfer of funds, operating independently of a central bank, including when such virtual or digital currency cannot be retrieved or accessed for any reason;

- loss resulting directly or indirectly from the theft, destruction, disappearance, misplacement, or change in value of non-fungible tokens ("NFT"). An NFT means a unique identifier that is recorded in a blockchain or other digital ledger technology to certify the authenticity and/or ownership of a unique asset that cannot be traded, divided, or exchanged at equivalency.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA94655XX (06-2022)   Bond No: 6052121440
Rider Effective Date: Rider Expiration Date: Bond Effective Date: 06/22/2025
Rider No: ; Page: 1 of 1   Bond Page: 50 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606


	ADDING OR DEDUCTING INSUREDS RIDER

It is agreed that:

1. At the request of the Insured, the Underwriter adds to/deducts from the list of Insured under the attached bond the following:

Hartshorne Group, LLC

2. This rider is effective as of 12:01 a.m. on 06/22/2025.

   ADDING OR DEDUCTING INSUREDS RIDER

FOR USE WITH ALL FORMS OF BONDS CONTAINING
A JOINT INSURED CLAUSE OR RIDER, TO ADD OR
DEDUCT JOINT INSUREDS.

REVISED TO JANUARY, 2008

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.





Rider

NYSE CANCELATION RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 6052121440

in favor of WBI Investments, LLC

It is agreed that:

1. The Underwriter will mark its records to indicate that the Department of Member Firms of the New York Stock Exchange is to be notified promptly concerning substantial modification of the attached bond, or the cancelation of the attached bond as an entirety as provided under parts (a) and (b) of the Termination or Cancelation Condition, or as to any Employee, Partner or Member covered thereunder, whether such modification or cancelation be effected by notice from the Insured or the Underwriter. The Underwriter will use its best efforts to so notify said Department but failure to so notify said Department shall not impair or delay the effectiveness of any such modification or cancelation.
2. This rider shall become effective when the bond becomes effective.

CANCELATION RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, WHEN ISSUED TO MEMBER FIRMS OF THE NEW YORK STOCK EXCHANGE, TO PROVIDE FOR NOTICE OF SUBSTANTIAL MODIFICATION OR CANCELATION TO SUCH EXCHANGE.

REVISED TO MAY, 2011

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: SR5769DC (05-2011)
Rider Effective Date: Rider Expiration Date:
Rider No: ; Page: 1 of 1
Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 52 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606



Rider

CENTRAL HANDLING OF SECURITIES RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 6052121440

in favor of WBI Investments, LLC

It is agreed that:

1. Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

SCHEDULE	
DEPOSITORY	**LOCATION COVERED**
All depositories used by the Insured	TBD

2. Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Depository.
3. The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder. the Insured will assign the rights and causes of act on to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.
4. If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3 above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.
5. This rider shall become effective as of 12:01 a.m. on 06/22/2025 standard time.

CENTRAL HANDLING OF SECURITIES

FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORMS NOS. 14, 24 AND 25 TO
SCHEDULE THE PREMISES OF DEPOSITORIES.

REVISED TO OCTOBER, 1987.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: SR5967E (10-1987)
Rider Effective Date: Rider Expiration Date:
Rider No: ; Page: 1 of 1
Bond No: 6052121440
Bond Effective Date: 06/22/2025
Bond Page: 53 of 53
Underwriting Company: Continental Insurance Company of New Jersey, 151 N Franklin St, Chicago, IL 60606



PROPOSED RESOLUTIONS FOR THE MEETING OF THE BOARD OF TRUSTEES
September 25, 2025

Review and Approval of Fidelity Bond

WHEREAS, Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires each registered management investment company to maintain a fidelity bond, covering certain officers and employees of the investment company with access to the securities or funds of the investment company, against larceny and embezzlement, in an amount prescribed by Rule 17g-1(d)(1); and

WHEREAS, the Trust purchased a fidelity bond providing coverage of the Trust and certain affiliated parties, including coverage of Millington Securities, LLC, the Trust's investment adviser, and WBI Investments, LLC, the Trust's investment sub-adviser, from the Continental Insurance Company of New Jersey for the period from June 22, 2025 to June 22, 2026 in the amount of $1,000,000 (the "Fidelity Bond").

NOW, THEREFORE, BE IT RESOLVED, that the Board, including a majority of the Independent Trustees, hereby authorize and direct the proper officers of the Trust, subject to ratification by the Board, to take such actions as may be necessary to renew the currently effective fidelity bond (the "Fidelity Bond"), or to obtain a similar Fidelity Bond, for the period June 22, 2025 to June 22, 2026, on terms and conditions comparable to those contained in the Fidelity Bond with a $1,000,000 limit of liability and a premium of $4,000 payable by the Trust, and to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the investment Company Act of 1940; and

FURTHER RESOLVED, that the actions of management with respect to obtaining the Fidelity Bond for the Trust be, and they hereby are, ratified and affirmed; and

FURTHER RESOLVED, that each officer of the Trust shall be designated an officer pursuant to Rule 17g-1(h) and is authorized to make the proper filings with the U.S. Securities and Exchange Commission as required by Rule 17g-1.

A premium of $4,000 has been paid for $1,000,000 of Fidelity Bond coverage. The Fidelity Bond Policy covers the period June 22, 2025 to June 22, 2026.